Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019


January 7, 2008

Mail Stop 4561

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Kevin Woody
         Branch Chief

Re: Salomon Smith Barney AAA Energy Fund II L.P. (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006
     Form 10-Q for the quarterly period ended June 30, 2007
     File No. 000-30455
     ------------------

Ladies and Gentlemen:

On behalf of this firm's client, Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated September 27, 2007 to Jennifer Magro, Chief Financial Officer of the General Partner. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2006
-----------------------------------------------------

Partnership Organization, page F-10
-----------------------------------

1. Given that the Partnership has a 52.4% ownership interest in SB AAA Master Fund LLC, explain to us how you determined that it would not be necessary to consolidate the Master. Cite the relevant accounting literature in your response.

     The Partnership is organized as a master-feeder structure that invests substantially all of its capital in SB AAA Master Fund LLC (the "Master Fund"). While the Partnership is not an "investment company" as defined in
     Section 3 of the Investment Company Act of 1940, it is nevertheless considered an investment company for purposes of the American Institute of Certified Public Accountants ("AICPA") guidelines. The Partnership, therefore, presents its financial statements on


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Kevin Woody
January 7, 2008
Page 2


     a master-feeder basis in accordance with the specialized accounting instructions provided for in the AICPA Audit and Accounting Guide, Investment Companies (the "AAG").

     The Partnership is deemed an investment company as defined in the AAG because it meets the attributes for (1) investment activity, (2) unit ownership, (3) pooling of funds, and (4) a reporting entity. As such, the General Partner's understanding is that the Partnership should follow the specialized accounting principles for investment companies (AAG 1.06). Nonpublic investment companies such as the Partnership may follow either the provisions of AICPA Accounting Standards Division Statement of Position ("SOP") 95-2 (as amended by SOP 01-1 and SOP 03-4), or present a complete set of master financial statements with each feeder financial statement, in a manner that is consistent with the requirements for public investment companies (AAG 7.07).

     Additionally, the Commodity Futures Trading Commission ("CFTC") has provided commodity pool operators such as the General Partner with specific guidance for reporting on master-feeder arrangements. Such guidance is found in the CFTC's annual letter to commodity pool operators, "Annual Reporting for Commodity Pools," dated January 31, 2007. The CFTC's letter states on page 4 that:

        Paragraph 7.07 of the AICPA Audit and Accounting Guide, Audits of Investment Companies, permits nonpublic feeder pools either to follow the disclosure and reporting provisions of SOP 95-2, as amended by SOPs 01-1 and 03-4, or to present a complete set of master financial statements with each feeder financial statement (emphasis added).

Consistent with both AICPA and CFTC guidance, the Partnership's financial statements contain a complete set of financial statements, including the applicable footnote disclosures, for each of the Partnership and the Master Fund. For the reasons noted above, the General Partner does not believe consolidation is necessary.

Results of Operations, page 17

2. We note that the Partnership and the master funds may make investments in assets that are not traded on an exchange. Explain to us the Partnership's and the master funds' policy for determining the fair value of these assets. Additionally, to the extent the Partnership or master funds have any such investments as of period end; tell us how you determined that it would not be necessary to disclose the Partnership's and master funds' methodology for calculating the fair value in the policy footnote.

     The Partnership does not engage in any direct trading. All trading is conducted through the Master Fund. The majority of the Master Fund's trading is in exchange traded futures contracts for which daily settlement prices are available. Currently, all off-exchange contracts traded by the Master Fund are traded in commodity interests for which there is generally a liquid underlying market and are valued by reference to the settlement price of a similar exchange-traded product. The Master Fund's off-exchange contracts to date, therefore, have been valued based on the settlement price of a similar exchange-traded product.

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Kevin Woody
January 7, 2008
Page 3

     In the event the Master Fund trades an off-exchange contract for which no similar exchange traded product exists, the General Partner will value the off-exchange contract using one or more alternative valuation methods which may include, but are not necessarily limited to, reliance on assessments made by internal product control teams affiliated with the General Partner. The General Partner will include a description of any such alternative valuation method in the Partnership's policy footnote in such event.

     The Partnership's current disclosure states that: "The majority of the Master's positions will be exchange-traded futures contracts, which will be valued daily at settlement prices published by the exchanges. Swap contracts generally will be valued by reference to published settlement prices or dealers' quotes in related markets or other measures of fair value deemed appropriate by the General Partner. The General Partner expects that under normal circumstances substantially all of the Partnership/Master's assets will be valued by objective measures and without difficulty." The General Partner believes that this disclosure is currently accurate.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:  Jennifer Magro
     Gabriel Acri
     Robert Telewicz, Securities and Exchange Commission